January 4, 2013

Mr. John P. Nolan
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:          Dime Community Bancshares, Inc. (the "Company")
Form 10-K for the fiscal year ended December 31, 2011
 Form 10-Q for the period ended September 30, 2012
Form 10-Q/A for the period ended September 30, 2012

File No. 001-34292

Dear Mr. Nolan:

Your correspondence to Vincent F. Palagiano dated December 21, 2012 has been forwarded to me for response.  For your convenience, we have included a copy of the text of the Staff's comments above the responses by the Company.

Following are the Company's responses to your comments.

Form 10-Q/A filed for the Period Ended September 30, 2012
Management's Discussion and Analysis of Financial Condition and Results of Operations
Asset Quality – Temporary Loan Modifications, page 41
For each of the loans that received temporary loan modifications please address the following:
•	The types of loans as well as the nature and terms of the initial loans made;
RESPONSE:  At September 30, 2012, there were four temporarily modified real estate loans totaling $2.4 million, all located in suburban areas of New Jersey (within the New York City metropolitan area), collateralized by multifamily residential properties.  They were originated as 5-year adjustable rate loans with 30-year amortization periods, and either 10- or 15-year final maturity dates.

•	The nature and terms of the temporary loan modifications;
RESPONSE:  For each of the four temporary modification loans outstanding as of September 30, 2012, the Company lowered the interest rate for the remaining period to the loan's next interest rate adjustment date.  Since the interest rate modification periods on each of these loans were significantly lower than a typical maturity period on either a newly originated or fully refinanced loan, the modifications were deemed temporary in nature.  The interest rates offered under the modification agreements approximated the current market interest rates offered on newly originated or fully refinanced loans at the time of modification.

In each instance, the loans had no historical payment delinquencies at the time of modification.

The following is a summary of pertinent information related to these loan modifications:

Temporary Modification Loan Reference #	Balance at September 30, 2012	Origination Rate	Contractual Rate at Modification(a)	Modification Rate	Modification Date	Market Rates for Comparable Credits at the Time of Modification	Loan Deemed Well Secured at Modification	Alternative Financing Deemed Available to Borrower at Modification
1 (b)	$473,827	4.88%	7.07%	6.00%	June 1, 2009	5.75%-5.875%	Yes	Yes
2 (b)	$274,932	5.00%	7.35%	6.00%	June 1, 2009	5.75%-5.875%	Yes	Yes
3 (b)	$236,173	5.13%	7.35%	6.00%	June 1, 2009	5.75%-5.875%	Yes	Yes
4	$1,381,662	4.75%	6.57%	5.75%	February 1, 2010	5.375%-5.50%	Yes	Yes
(a)
The contractual rate at modification represents the interest rate reset that occurred for each of these loans at the conclusion of the 5th year from their respective origination date.  Subsequent to this reset, the borrower approached the Company with a modification request.

(b)	These three temporary loan modifications were with a common borrower.

For each loan, the Company concluded that these modifications met the following criteria established in ASC 310-40-15-12(c):  "The creditor reduces the effective interest rate on the debt primarily to reflect a decrease in market interest rates in general or a decrease in the risk so as to maintain a relationship with a debtor that can readily obtain funds from other sources at the current market interest rate."

•	Address whether the delay in payment amounts to be received were determined to be insignificant under ASC 310-40-15-17; and
RESPONSE:  There were no postponements in contractual payments of either principal or interest for the four temporary loan modifications outstanding as of September 30, 2012.  As noted in the previous response, the Company applied ASC 310-40-15-12(c) in determining whether the four modifications in question represented troubled debt restructurings.
•	Of the loans that were outstanding as of December 31, 2011 address the specific reasons for the decrease in these types of loans, which occurred during the interim periods of fiscal 2012.
RESPONSE:  The aggregate reduction of $6.9 million in the temporary loan modifications outstanding loan balance from December 31, 2011 to September 30, 2012 occurred due to the following:
•
A $5.7 million loan re-financed with the Company to a new 10-year loan at market terms with full underwriting employed and was thus removed from the list of temporary loan modifications.  Upon re-finance, the borrower, who had never been delinquent on the payment terms of either the original or temporarily modified loan, had invested over $700,000 in renovations to the underlying collateral property to enhance the future tenant occupancy cash flow.  The underwriting analysis performed in 2012 (at the time the new 10-year loan was granted) resulted in an estimated loan-to-value ratio below 70% and an estimated debt service coverage ratio greater than 1.20x.

•	Two loans with an aggregate principal balance approximating $1.2 million were fully satisfied as they refinanced with another financial institution during the 2012 interim period.
•
Principal amortization approximating $26,000 was received during the nine months ended September 30, 2012 on the four temporary loan modifications that were outstanding as of both December 31, 2011 and September 30, 2012.

It is worth noting that the modification terms offered by the Company to the borrowers of the three temporary loan modifications that were removed during the nine months ended September 30, 2012 were similar to those offered on the four remaining temporary loan modifications outstanding as of September 30, 2012.  In fact, the two loans that refinanced with another financial institution during the nine months ended September 30, 2012 were modified with the Company simultaneously with three of the four temporary loan modifications outstanding as of September 30, 2012 (as five loans to this borrower were simultaneously modified by the Company in 2009).

We appreciate the efforts of the Staff in this review process.
Please note that we did not consider, and continue to not consider, any of the information contained in these responses to be material disclosure warranted in our filing documents.  If you have any questions or comments with respect to our responses, please do not hesitate to contact me at (718) 782-4348.

Sincerely,

/s/ KENNETH J. MAHON
Kenneth J. Mahon
Senior Executive Vice President
   and Chief Financial Officer

ACKNOWLEDGMENT

     Re:   Form 10-K for the Year Ended December 31, 2011, Form 10-Q for the Period Ended September 30, 2012 and Form 10-Q/A for the Period Ended September 30, 2012 (the "Filings")

            On behalf of Dime Community Bancshares, Inc. (the "Company") this will acknowledge:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                                 DIME COMMUNITY BANCSHARES, INC.

                                                                By: /s/ KENNETH J. MAHON
                                                                     Kenneth J. Mahon
                                                                     Senior Executive Vice President and Chief
                                                                     Financial Officer

Date: January 4, 2013